Exhibit 1

For Immediate Release

Pointer Telocation Reports Q1 2016 Financial Results

Highlights of the MRM business (excluding Shagrir) in the first quarter 2016

•	MRM revenues of $14.8 million; up 7% in local currencies (down 4% in USD)
•	MRM service revenues were $9.3 million; up 14% YoY in local currency terms (down 3% in USD)
•	Gross margin of 49.6%
•	MRM non-GAAP net income of $1.8 million;
•	Total MRM subscribers reached 185,000; an increase of 5,000 in the quarter

Rosh HaAyin, Israel, June 8th, 2016 Pointer Telocation Ltd. (Nasdaq CM: PNTR; Tel-Aviv Stock Exchange: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM) services, announced today its financial results for the first quarter of 2016.

Given the spin-off of the Company's subsidiary Shagrir Group Vehicle Services Ltd., the RSA business, Pointer is focusing on the results of its MRM business. The financial summary of the MRM business in the table and description immediately below do not include Shagrir’s results.

Financial Summary of the MRM business for the First Quarter of 2016

Pro-forma Non-GAAP MRM summary U.S Dollars in Thousands	Three months ended March 31, 2016	Three months ended March 31, 2015

Total Revenues	14,826	15,412
Gross Profit	7,360	7,394
	49.6%	48.0%

Operating Income	1,768	1,978
	11.9%	12.8%

MRM revenues for the first quarter of 2016 decreased 3.8% to $14.8 million as compared to $15.4 million in the first quarter of 2015. In local currency terms, MRM revenues increased by 7%.

Revenues from products in the first quarter of 2016 decreased 4.7% to $5.5 million (37% of revenues) compared to $5.8 million (38% of revenues) in the comparable period of 2015.

Revenues from services in the first quarter of 2016 decreased 3.2% to $9.3 million (63% of revenues) compared to $9.6 million (62% of revenues), in the comparable period of 2015. In local currency terms in the territories where the subsidiaries operate, MRM revenue from services increased by 14%.

MRM non-GAAP gross profit was $7.4 million (49.6% of revenues) compared to $7.4 million (48.0% of revenues) in the first quarter of 2015.

MRM non-GAAP operating income was $1.8 million (11.9% of revenues) compared to $2.0 million (12.8% of revenues) in the first quarter of 2015.

In connection with Pointer’s expected spin-off of Shagrir to Pointer’s shareholders, pro-forma information providing additional details of the financial performance of the MRM business is provided separately in Exhibit A and is for informational purposes only.

Shagrir’s results are included in the financial summary of the consolidated results below, and in Pointer’s results of the second quarter they will appear as discontinued operations. Thereafter they will no longer be part of Pointer’s results.

Financial Summary of the Consolidated Results of the Quarter

Revenues for the first quarter of 2016 increased 2.7% to $25.7 million as compared to $25 million in the first quarter of 2015. Gross profit was $9.1 million (35.6% of revenues) an increase of 6.3% compared to $8.6 million (34.5% of revenues) in the first quarter of 2015. Operating income was $2.1 million (8.2% of revenues), approximately the same as in the first quarter of 2015. Net income was $1.4 million or $0.17 per share in the first quarter of 2016 a decrease of 24% as compared to $1.9 million, or $0.23 per share, in the first quarter of 2015.

Non-GAAP net income was $2.3 million in the first quarter of 2016, a decrease of 2.6% as compared to non-GAAP net income of $2.4 million in the first quarter of 2015.

Management Comment

David Mahlab, Pointer's Chief Executive Officer, commented: “We are pleased with our results, especially the growth in MRM service revenues in local currency terms and the growth in the subscriber base. While the currency devaluations in many of our markets versus the US dollar have had a significant negative impact on our financial results over the past year, our results demonstrate that the underlying business remains strong and both the growth in revenues in local currency terms and in the subscriber base demonstrate that.”

Mr. Mahlab continued, “While it was a long process, we are pleased that the spin-off to our shareholders of the Shagrir business is at the finishing line. This step is an important part of our long term strategy of becoming a focused IOT & MRM company, as it simplifies the overall Pointer business structure and makes the value inherent in our business clearer to investors.”

Mr. Mahlab further noted, “Within our MRM technology division, we see many opportunities for future growth. We have launched two new products which are beginning to see market traction, and we continue to invest in our SAAS infrastructure. We are also seeing a renewed positive momentum in Brazil and the growth in our subscriber base is beginning to accelerate, which will enable us to benefit from the operating leverage inherent in our business model. Thus, we believe we are at an interesting inflection point in our development and growth.”

Conference Call Information Pointer Telocation's management will host a conference call today, at 6:00 am Pacific Time, 9:00 am Eastern Time, 4:00 pm Israel time. On the call, management will review and discuss the results. To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your call a few minutes before the conference call commences.

Dial in numbers are as follows:

From the USA: +1-888-668-9141

From Israel: 03-918-0609

A replay will be available a few hours following the call on the company’s website.

Reconciliation between results on a GAAP and Non-GAAP basis

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows.

Pointer uses adjusted EBITDA and Non-GAAP net income as Non-GAAP financial performance measurements.

We calculate adjusted EBITDA by adding back to net income, financial expenses, taxes, depreciation, amortization and impairment of goodwill and intangible assets and the effects of non-cash stock-based compensation expenses.

We calculate Non-GAAP net income by adding back to net income, the effects of non-cash stock based compensation expenses, amortization and impairment of long lived assets and non-cash tax expenses.

The purpose of such adjustments is to give an indication of our performance exclusive of Non-GAAP charges that are considered by management to be outside of our core operating results.

Adjusted EBITDA and non-GAAP net income are provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. We believe that these non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. Adjusted EBITDA and non GAAP net income should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Pointer Telocation:

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Mobile Resource Management, Fleet Management and Stolen Vehicle Recovery. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more.

The Company's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

For more information: http://www.pointer.com

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31, 2016	December 31, 2015
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,655	$9,347
Trade receivables	22,842	18,402
Other accounts receivable and prepaid expenses	2,718	2,040
Inventories	4,740	4,866
Property and equipment held for sale	49	282

Total current assets	39,004	34,937

LONG-TERM ASSETS:
Long-term accounts receivable	607	490
Severance pay fund	8,554	8,186
Property and equipment, net	10,355	9,112
Other intangible assets, net	712	816
Goodwill	48,419	46,753
Deferred tax asset	2,450	3,144

Total long-term assets	71,097	68,501

Total assets	$110,101	$103,438

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2016	2015
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$4,963	$4,905
Trade payables	13,934	11,776
Deferred revenues and customer advances	7,134	5,843
Other accounts payable and accrued expenses	8,045	7,928

Total current liabilities	34,076	30,452

LONG-TERM LIABILITIES:
Long-term loans from banks	7,361	8,385
Long-term loans from shareholders and others	185	180
Deferred taxes and other long-term liabilities	321	258
Accrued severance pay	9,574	9,128

Total long term liabilities	17,441	17,951

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd's shareholders' equity:
Share capital	5,770	5,770
Additional paid-in capital	128,144	128,410
Accumulated other comprehensive income	(4,402)	(6,254)
Accumulated deficit	(70,441)	(71,822)

Total Pointer Telocation Ltd's shareholders' equity	59,071	56,104

Non-controlling interest	(487)	(1,069)

Total equity	58,584	55,035

Total liabilities and equity	$110,101	$103,438

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	Unaudited

Revenues:
Products	$7,387	$7,083	$28,617
Services	18,283	17,894	72,307

Total revenues	25,670	24,977	100,924

Cost of revenues:
Products	4,444	4,083	17,003
Services	12,082	12,288	49,739

Total cost of revenues	16,526	16,371	66,742

Gross profit	9,144	8,606	34,182

Operating expenses:
Research and development	905	894	3,409
Selling and marketing	3,122	2,806	12,063
General and administrative	2,886	2,636	10,993
Amortization of intangible assets	129	200	735
Impairment of intangible and tangible assets	-	-	917

Total operating expenses	7,042	6,536	28,117

Operating income	2,102	2,070	6,065
Financial expenses (income), net	(61)	(194)	869
Other income	(5)	-	(6)

Income before taxes on income	2,168	2,264	5,202
Taxes on income	755	400	1,404

Net income	$1,413	$1,864	$3,798

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	Unaudited

Profit (loss) from continuing operations attributable to:
Equity holders of the parent	1,381	1,865	3,945
Non-controlling interests	32	(1)	(147)

	$1,413	$1,864	3,798

Earnings per share from continuing operations attributable to Pointer Telocation Ltd's shareholders:

Basic net earnings per share	$0.18	$0.24	$0.51

Diluted net earnings per share	$0.17	$0.23	$0.50

Weighted average -Basic number of shares	7,784,654	7,688,564	7,725,246

Weighted average – fully diluted number of shares	7,914,521	7,964,798	7,938,489

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	Unaudited

Cash flows from operating activities:

Net income	$1,413	$1,864	$3,798
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	898	1,006	3,959
Impairment of tangible and intangible assets	-	-	917
Accrued interest and exchange rate changes of debenture and long-term loans	(216)	(366)	(888)
Accrued severance pay, net	47	(32)	17
Gain from sale of property and equipment, net	(126)	(34)	(143)
Stock-based compensation	57	91	309
Decrease in restricted cash	-	62	62
Increase in trade receivables, net	(3,699)	(503)	(236)
Decrease (increase) in other accounts receivable and prepaid expenses	(657)	46	(469)
Decrease (increase) in inventories	236	(9)	658
Decrease (increase) Deferred income taxes	790	189	1,080
Decrease (increase) in long-term accounts receivable	(135)	2	(91)
Increase (decrease) in trade payables	1,746	62	1,277
Increase (decrease) in other accounts payable and accrued expenses	1,167	410	(1,448)

Net cash provided by operating activities	1,521	2,788	8,802

Cash flows from investing activities:
Purchase of property and equipment	(1,577)	(584)	(3,616)
Proceeds from sale of property and equipment	476	312	1,266

Net cash used in investing activities	(1,101)	(272)	(2,350)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	Unaudited

Cash flows from financing activities:

Receipt of long-term loans from banks	210	10,557	14,934
Repayment of long-term loans from banks	(1,243)	(11,393)	(19,503)
Repayment of long-term loans from shareholders	-	(13)	-
Proceeds from issuance of shares and exercise of options, net of issuance costs	-	6	15
Short-term bank credit, net	45	(468)	(915)

Net cash provided (used) in financing activities	(988)	(1,311)	(5,469)

Effect of exchange rate on cash and cash equivalents	(124)	(1,508)	(193)

Increase (decrease) in cash and cash equivalents	(692)	(303)	790
Cash and cash equivalents at the beginning of the period	9,347	8,557	8,557

Cash and cash equivalents at the end of the period	$8,655	$8,254	$9,347

(a)	Non-cash investing activity:
Purchase of property and equipment		$215	$56	$378

- - - - - - -

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

ADDITIONAL INFORMATION

U.S. dollars in thousands (except share and per share data)

The following table reconciles the GAAP to non-GAAP operating results:

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015

GAAP gross profit	$9,144	$8,606	$34,182
Stock-based compensation expenses	2	3	11
Non-GAAP gross profit	$9,146	$8,609	34,192

GAAP operating expenses	$7,042	$6,536	$28,117
Stock-based compensation expenses	55	88	298
Amortization and impairment of long lived assets	129	200	1,652
Non-GAAP operating expenses	$6,858	$6,248	$26,167

GAAP operating income	$2,102	$2,070	$6,065

Non-GAAP operating income	$2,288	$2,361	$8,025

GAAP net income	$1,413	$1,864	$3,798
Stock-based compensation expenses	57	91	309
Amortization and impairment of long lived assets	129	200	1,652
Non cash tax expenses	735	242	1,404
Non-GAAP net income	$2,334	$2,397	$7,163

Non-GAAP net income per share - Diluted	$0.29	$0.30	$0.90
Non-GAAP weighted average number of shares - Diluted*	7,914,521	7,964,798	7,938,489

* In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with FASB ASC 718.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

ADJUSTED EBITDA

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015

GAAP net income as reported:	$1,413	$1,864	$3,798

Financial expenses (income), net	(61)	(194)	869
Tax on income	755	400	1,404
Stock based compensation expenses	57	91	309
Depreciation, amortization and impairment of goodwill and intangible assets	898	1,005	4,876

Adjusted EBITDA	$3,062	$3,166	$11,256

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

EXHIBIT A: MRM INCOME STATEMENT CARVE-OUT

U.S. dollars in thousands

	Three months ended March 31, 2016	Three months ended March 31, 2015
	Unaudited	Unaudited

Revenues:
Products	5,507	5,782
Services	9,319	9,630
Total revenues	14,826	15,412

Non-GAAP cost of revenues	7,466	8,018

Non-GAAP gross profit	7,360	7,394
	49.6%	48.0%
Non-GAAP operating expenses:
Research and development, net	905	894
Selling and marketing	2,607	2,440
General and administrative	2,080	2,082
Non-GAAP operating expenses	5,592	5,416

Non-GAAP operating income	1,768	1,978

Contact:

Zvi Fried, V.P. and Chief Financial Officer
Tel.: +972-3-572 3111
E-mail: zvif@pointer.com

Gavriel Frohwein/Ehud Helft, GK Investor Relations
Tel: +1-646-688-3559
E-mail: pointer@gkir.com